Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

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(213) 683-6107
toshiyukiarai@paulhastings.com

September 5, 2003

32724.00020

EXEMPTION FILE NUMBER: 82-34717



Office of [illegible] Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of August 2003, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/18

Paul Hastings

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,



Toshiyuki Arai
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Fumio Umeda,
Yamaha Corporation

Schedule 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN AUGUST, 2003

1. Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ended March 31, 2004(April 1, 2003 to June 30, 2003) (Exhibit 1) (English translation attached)

2. FY2004 Performance Outline (1) (Exhibit 2) (English translation attached)

3. FY2004 Performance Outline (2) (Exhibit 3) (English translation attached)

4. Analyst and Investor Briefing on the First Quarter of the Fiscal Year Ended March 31, 2004(April 1, 2003 to June 30, 2003) (Exhibit 4) (English translation attached)

Exhibit 1

平成 16年 3月期　第１四半期業績の概況（連結）

平成 15年 8月 8日

上 場 会 社 名　ヤマハ株式会社　（コード番号：7951　東証第１部）
(URL http://www.yamaha.co.jp/ir/report/)
代 表 者　役職・氏名　代表取締役社長　伊藤　修二
問合せ先責任者　役職・氏名　経理・財務部長　梅田　史生　（ＴＥＬ：(053) 460 - 2141）

1．四半期業績の概況の作成等に係る事項

① 会計処理の方法の最近連結会計年度における認識の方法との相違の有無　：有　（一部に簡便的な手続を用いております。）

② 連結及び持分法の適用範囲の異動の状況
連結（新規） 7社　（除外） 1社　　持分法（新規） -社　（除外） -社
なお、決算日が連結決算日と異なる連結子会社については、当連結会計年度から、連結決算日に正規の決算に準ずる合理的な手続きにより決算を行うこととし、当第１四半期から実施しております。

2．平成 16年 3月期 第１四半期の業績概況（平成 15年 4月 1日～平成 15年 6月 30日）

(1) 経営成績（連結）の進捗状況　（百万円未満切捨表示）

	売上高		営業利益		経常利益		当期(四半期)純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
16年 3月期 第１四半期	126,124	－	11,859	－	13,417	－	12,663	－
15年 3月期 第１四半期	－	－	－	－	－	－	－	－
(参考)15年 3月期	524,763		32,043		33,839		17,947	

	１株当たり当期純利益	潜在株式調整後１株当たり当期純利益
	円 銭	円 銭
16年 3月期 第１四半期	61.43	56.53
15年 3月期 第１四半期	－	－
(参考)15年 3月期	86.65	77.32

(注) 四半期業績開示は当第１四半期より行っているため、前年同四半期実績及び増減率は記載しておりません。

［経営成績（連結）の進捗状況に関する定性的情報等］
当第１四半期の当社をとりまく環境は、国内および欧米の景気低迷、ＳＡＲＳの発生により、不透明なまま推移いたしました。販売状況につきましては、ＡＶ・ＩＴ事業などで厳しい立ち上がりとなりましたが、電子機器事業は堅調に推移いたしました。損益状況につきましては、全体といたしましては、若干当初予想を上回って推移いたしました。

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
16年 3月期 第１四半期	512,718	230,148	44.9	1,116.52
15年 3月期 第１四半期	－	－	－	－
(参考)15年 3月期	512,716	214,471	41.8	1,040.06

【連結キャッシュ・フローの状況】

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
16年 3月期 第１四半期	3,456	△ 5,471	△ 9,964	31,710
15年 3月期 第１四半期	－	－	－	－
(参考)15年 3月期	33,052	△ 21,645	△ 8,582	42,976

3．平成 16年 3月期の連結業績予想（平成 15年 4月 1日～平成 16年 3月 31日）

	予想売上高	予想経常利益	予想当期純利益	1株当たり 予想当期純利益
	百万円	百万円	百万円	円 銭
中間期	264,000	21,500	19,000	92.17
通期	541,000	37,000	31,000	150.39

（平成 15年 5月 9日 発表の予想）

	予想売上高	予想経常利益	予想当期純利益	1株当たり 予想当期純利益
	百万円	百万円	百万円	円 銭
中間期	269,000	19,500	17,000	－
通期	547,000	35,000	29,000	140.69

［業績予想に関する定性的情報等］
当期の連結業績予想につきましては、当初予想に比べ、ＡＶ・ＩＴ事業とリビング事業で減収、電子機器・電子金属事業で増益となる見込みです。

平成 16年 3月期の個別業績予想（平成 15年 4月 1日～平成 16年 3月 31日）

	予想売上高	予想経常利益	予想当期純利益	1株当たり年間予想配当金		
				中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	174,000	15,000	14,000	5.00	－	－
通期	334,000	16,000	14,000	－	5.00	10.00

（平成 15年 5月 9日 発表の予想）

	予想売上高	予想経常利益	予想当期純利益	1株当たり年間予想配当金		
				中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	174,000	11,000	10,000	5.00	－	－
通期	338,000	14,000	12,000	－	5.00	10.00

［業績予想に関する定性的情報等］
当期の個別業績予想につきましては、当初予想に比べ、ＡＶ・ＩＴ事業が減収、半導体事業が増益となることに加えＳＡＲＳ問題への対応のため、主に楽器の出荷を上期に先行させた影響を見込んでおります。

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。

以　上

（添付資料）

1．四半期連結（要約）損益計算書

（単位：百万円）

科　目	当第１四半期（平成15年4月1日～平成15年6月30日）金額	百分比	前　期（平成14年4月1日～平成15年3月31日）金額	百分比
		%		%
Ⅰ　売上高	126,124	100.0	524,763	100.0
Ⅱ　売上原価	77,493	61.4	338,440	64.5
延払未実現利益	23		133	
売上総利益	48,654	38.6	186,456	35.5
Ⅲ　販売費及び一般管理費	36,795	29.2	154,413	29.4
営業利益	11,859	9.4	32,043	6.1
Ⅳ　営業外収益	3,102	2.4	9,994	1.9
Ⅴ　営業外費用	1,543	1.2	8,197	1.6
経常利益	13,417	10.6	33,839	6.4
Ⅵ　特別利益	129	0.1	460	0.1
Ⅶ　特別損失	79	0.0	11,687	2.2
税金等調整前当期（四半期）純利益	13,468	10.7	22,612	4.3
法人税、住民税及び事業税	550	0.5	3,962	0.8
法人税等調整額	149	0.1	65	0.0
少数株主利益	103	0.1	636	0.1
当期（四半期）純利益	12,663	10.0	17,947	3.4

2．セグメント情報

［事業の種類別セグメント情報］

（単位：百万円）

	当第１四半期（平成 15年 4月 1日～平成 15年 6月 30日）								
	楽器	ＡＶ・ＩＴ	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高及び営業損益 売上高 (1)外部顧客に対する売上高	72,644	14,183	11,277	16,944	4,771	6,303	126,124		126,124
(2)セグメント間の内部売上高又は振替高				466			466	△ 466	-
計	72,644	14,183	11,277	17,410	4,771	6,303	126,590	△ 466	126,124
営業費用	67,098	13,967	10,905	11,267	5,223	6,269	114,731	△ 466	114,265
営業利益	5,546	215	372	6,142	△ 451	33	11,859	-	11,859

［海外売上高］

（単位：百万円）

	当第１四半期（平成 15年 4月 1日～平成 15年 6月 30日）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	16,351	16,935	11,322	44,608
Ⅱ　連結売上高				126,124
Ⅲ　連結売上高に占める海外売上高の割合	13.0%	13.4%	9.0%	35.4%

YAMAHA CORPORATION

Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ended March 31, 2004 (April 1, 2003, to June 30, 2003)

August 8, 2003

Company name: YAMAHA CORPORATION
(URL http://www.yamaha co.jp/english/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito
For further information, please contact: Fumio Umeda
Telephone: +81 53 460 2141
Stock listings: Tokyo Stock Exchange (First Section)

1. ITEMS RELATED TO THE PREPARATION OF PERFORMANCE DATA FOR THE PERIOD

(1) Difference in Accounting Policies from the Fiscal Year Ended March 31, 2003: Yes (Simplified accounting procedures used in some instances.)

(2) Changes in the Status of Consolidated Companies and Companies Accounted for using the Equity Method

Consolidated companies:

Number of companies newly consolidated: 7

Number of companies removed from consolidation: 1

Equity method:

Number of companies newly accounted for using the equity method: —

Number of companies removed from the equity method: —

From the consolidated fiscal year under review, consolidated subsidiaries with fiscal years not corresponding to the parent company's consolidated fiscal year prepare their financial accounts on consolidated accounting dates using semi-formal, rational methods. This system is being implemented from the quarterly fiscal period under review.

2. OVERVIEW OF CONSOLIDATED PERFORMANCE IN THE FIRST QUARTER OF THE FISCAL YEAR ENDED MARCH 31, 2004 (April 1, 2003, to June 30, 2003)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)
First Quarter of FY2004	¥126,124	—	¥11,859	—	¥13,417	—	¥12,663	—
First Quarter of FY2003	¥ —	—	¥ —	—	¥ —	—	¥ —	—
(Reference) FY2003	¥524,763		¥32,043		¥33,839		¥17,947	

	Net income per share	Net income per share after full dilution
	Yen	Yen
First Quarter of FY2004	¥61.43	¥56.53
First Quarter of FY2003	¥ —	¥ —
(Reference) FY2003	¥86.65	¥77.32

Note: Because the period under review is the first quarterly period for which the Company has disclosed performance data, figures for quarterly period performance in the previous fiscal year are not shown.

Qualitative and Other Information on Consolidated Performance

YAMAHA's operating environment in the quarterly fiscal period under review was unpredictable due to such factors as poor domestic market conditions, economic deceleration in Europe and North America, and the emergence of SARS. Regarding sales, YAMAHA recorded weak sales in the AV/IT business, but sales in the semiconductor business were robust. Overall profitability was somewhat higher than initial forecasts by the Company.

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First Quarter of FY2004	¥512,718	¥230,148	44.9	¥1,116.52
First Quarter of FY2003	¥ —	¥ —	—	¥ —
(Reference) FY2003	¥512,716	¥214,471	41.8	¥1,040.06

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First Quarter of FY2004	¥ 3,456	¥ (5,471)	¥(9,964)	¥31,710
First Quarter of FY2003	¥ —	¥ —	¥ —	¥ —
(Reference) FY2003	¥33,052	¥(21,645)	¥(8,582)	¥42,976

3. FORECASTS OF RESULTS FOR FY2004 (April 1, 2003 to March 31, 2004)

As of August 8, 2003 (Revised Forecast)

	Net sales	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	yen
FY2004 interim period	¥264,000	¥21,500	¥19,000	¥ 92.17
FY2004	¥541,000	¥37,000	¥31,000	¥150.39

As of May 9, 2003 (Initial Forecast)

	Net sales	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	yen
FY2004 interim period	¥269,000	¥19,500	¥17,000	¥ —
FY2004	¥547,000	¥35,000	¥29,000	¥140.69

Qualitative and Other Information on Projected Performance

Compared with the original consolidated performance forecasts for the current fiscal year, lower revenues are now expected in the AV/IT and Lifestyle-Related Products segments, while increased profitability is now projected for the Electronic Equipment and Metal Products segment.

Forecast of Non-Consolidated Performance in the Fiscal Year Ended March 2004 (April 1, 2003 to March 31, 2004)

As of August 8, 2003 (Revised Forecast)

	Net sales	Recurring profit	Net income	Interim dividends per share	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	yen	yen	yen
FY2004 interim period	¥174,000	¥15,000	¥14,000	¥5.00	—	—
FY2004	¥334,000	¥16,000	¥14,000	—	¥5.00	¥10.00

As of May 9, 2003 (Initial Forecast)

	Net sales	Recurring profit	Net income	Interim dividends per share	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	yen	yen	yen
FY2004 interim period	¥174,000	¥11,000	¥10,000	¥5.00	—	—
FY2004	¥338,000	¥14,000	¥12,000	—	¥5.00	¥10.00

Qualitative and Other Information on Projected Performance

Compared with the original non-consolidated performance forecasts for the current fiscal year, lower revenues are now expected in the AV/IT while increased profitability is now projected for the semiconductor business. The Company also expects to register the effects of measures taken in response to the SARS crisis, especially the accelerated shipment of musical instruments in the first half of the year.

Forecasts of performance are made by the Company based on information currently available. Actual performance may differ from forecasts.

(Supplementary Data)

1. SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME

	First quarter of fiscal 2004 (April 1, 2003–June 30, 2003)		FY2003 (April 1, 2002–March 31, 2003)	
	Millions of yen	%	Millions of yen	%
Net sales	¥126,124	100.0	¥524,763	100.0
Cost of sales:	77,493	61.4	338,440	64.5
Unrealized profit	23		133	
Gross profit	48,654	38.6	186,456	35.5
Selling, general and administrative expenses:	36,795	29.2	154,413	29.4
Operating income	11,859	9.4	32,043	6.1
Non-operating income	3,102	2.4	9,994	1.9
Non-operating expenses	1,543	1.2	8,197	1.6
Recurring profit	13,417	10.6	33,839	6.4
Other profit	129	0.1	460	0.1
Other loss	79	0.0	11,687	2.2
Income before income taxes and minority interests	13,468	10.7	22,612	4.3
Current income taxes	550	0.5	3,962	0.8
Deferred income taxes	149	0.1	65	0.0
Minority interests	103	0.1	636	0.1
Net income	¥ 12,663	10.0	¥ 17,947	3.4

Note: Figures of less than ¥1 million have been omitted.

2. SEGMENT INFORMATION

Business Segments (First quarter of fiscal 2004 (April 1, 2003–June 30, 2003)) (Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥72,644	¥14,183	¥11,277	¥16,944	¥4,771	¥6,303	¥126,124	¥ —	¥126,124
Intersegment sales or transfers				466			466	(466)	—
Total sales	72,644	14,183	11,277	17,410	4,771	6,303	126,590	(466)	126,124
Operating expenses	67,098	13,967	10,905	11,267	5,223	6,269	114,731	(466)	114,265
Operating income (loss)	¥ 5,546	¥ 215	¥ 372	¥ 6,142	¥ (451)	¥ 33	¥ 11,859	¥ —	¥ 11,859

3. OVERSEAS SALES (First quarter of fiscal 2004 (April 1, 2003–June 30, 2003))

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥16,351	¥16,935	¥11,322	¥ 44,608
Net sales	—	—	—	126,124
% of net sales	13.0%	13.4%	9.0%	35.4%

Exhibit 2

04年3月期業績資料（1）

ヤマハ株式会社

	第1Q実績 03年6月期	当中間期予想 03年9月期	前年中間期実績 02年9月期	当期予想 04年3月期	前期実績 03年3月期
売上高	1,261億円	2,640億円	2,537億円	5,410億円	5,247億円
国内売上高	815億円 (64.6%)	1,573億円 (59.6%)	1,522億円 (60.0%)	3,089億円 (57.1%)	3,121億円 (59.5%)
海外売上高	446億円 (35.4%)	1,067億円 (40.4%)	1,015億円 (40.0%)	2,321億円 (42.9%)	2,126億円 (40.5%)
営業利益	118億円 (9.4%)	205億円 (7.8%)	131億円 (5.2%)	340億円 (6.3%)	320億円 (6.1%)
経常利益	134億円 (10.6%)	215億円 (8.1%)	142億円 (5.6%)	370億円 (6.8%)	338億円 (6.4%)
当期利益	126億円 (10.0%)	190億円 (7.2%)	100億円 (4.0%)	310億円 (5.7%)	179億円 (3.4%)
為替レート	119円/US$ 124円/EUR	120円/US$ 125円/EUR	122円/US$ 115円/EUR	120円/US$ 125円/EUR	122円/US$ 116円/EUR
ROE	5.7%	8.4%	4.9%	13.5%	8.6%
ROA	2.5%	3.6%	1.9%	6.0%	3.5%
1株当り利益	61.4円	92.2円	48.9円	150.4円	86.7円
設備投資	42億円	130億円	85億円	240億円	169億円
(減価償却費)	44億円	94億円	91億円	195億円	176億円
研究開発費	55億円	113億円	114億円	225億円	224億円
実質有利子負債(*1)	500億円	479億円	695億円	331億円	460億円
(フリーキャッシュフロー)					
営業活動	34億円	120億円	▲3億円	512億円	330億円
投資活動	▲54億円	▲128億円	▲114億円	▲260億円	▲216億円
フリーキャッシュフロー	▲20億円	▲8億円	▲117億円	252億円	114億円
期末在庫	885億円	888億円	907億円	731億円	801億円
(要員数)					
国内	12,230人	12,235人	12,089人	12,037人	11,887人
海外	12,484人	12,611人	12,176人	12,179人	11,676人
合計(*2)	24,714人	24,846人	24,265人	24,216人	23,563人
(内、新規連結)	(719人)	(723人)		(720人)	
(事業別売上高)					
楽器	726億円 (57.6%)	1,490億円 (56.4%)	1,462億円 (57.6%)	3,020億円 (55.8%)	2,926億円 (55.8%)
AV・IT	142億円 (11.3%)	355億円 (13.4%)	385億円 (15.2%)	860億円 (15.9%)	837億円 (16.0%)
リビング	113億円 (9.0%)	230億円 (8.7%)	236億円 (9.3%)	455億円 (8.4%)	460億円 (8.8%)
電子機器・金属	169億円 (13.4%)	330億円 (12.5%)	249億円 (9.8%)	615億円 (11.4%)	606億円 (11.5%)
レクリェーション	48億円 (3.8%)	105億円 (4.0%)	103億円 (4.1%)	215億円 (4.0%)	209億円 (4.0%)
その他	63億円 (5.0%)	130億円 (4.9%)	103億円 (4.1%)	245億円 (4.5%)	209億円 (4.0%)
(事業別営業利益)					
楽器	55億円	70億円	60億円	120億円	98億円
AV・IT	2億円	15億円	10億円	37億円	32億円
リビング	4億円	8億円	5億円	8億円	5億円
電子機器・金属	61億円	115億円	59億円	177億円	193億円
レクリェーション	▲4億円	▲4億円	▲8億円	▲5億円	▲11億円
その他	0億円	1億円	5億円	3億円	4億円

(単独の状況)					
売上高	869億円	1,740億円	1,720億円	3,340億円	3,340億円
営業利益	101億円 (11.6%)	150億円 (8.6%)	105億円 (6.2%)	165億円 (4.9%)	218億円 (6.5%)
経常利益	107億円 (12.3%)	150億円 (8.6%)	109億円 (6.4%)	160億円 (4.8%)	222億円 (6.6%)
当期利益	108億円 (12.4%)	140億円 (8.0%)	76億円 (4.5%)	140億円 (4.2%)	77億円 (2.3%)

＊1 実質有利子負債＝長短借入金＋転換社債－現預金

＊2 要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

FY2004 Performance Outline (1)

YAMAHA CORPORATION

(billions of yen)

	1Q Results FY2004	1H Forecast (Interim period) FY2004	1H Results (Interim period) FY2003	Forecast (Full Year) FY2004	Results (Full Year) FY2003
Net Sales	126.1	264.0	253.7	541.0	524.7
JAPAN Sales	81.5 (64.6%)	157.3 (59.6%)	152.2 (60.0%)	308.9 (57.1%)	312.1 (59.5%)
Overseas Sales	44.6 (35.4%)	106.7 (40.4%)	101.5 (40.0%)	232.1 (42.9%)	212.6 (40.5%)
Operating Income	11.8 (9.4%)	20.5 (7.8%)	13.1 (5.2%)	34.0 (6.3%)	32.0 (6.1%)
Recurring Profit	13.4 (10.6%)	21.5 (8.1%)	14.2 (5.6%)	37.0 (6.8%)	33.8 (6.4%)
Net Income	12.6 (10.0%)	19.0 (7.2%)	10.0 (4.0%)	31.0 (5.7%)	17.9 (3.4%)
Currency Exchange Rate (=yen)	119/US$ 124/EUR	120/US$ 125/EUR	122/US$ 115/EUR	120/US$ 125/EUR	122/US$ 116/EUR
ROE(%)	5.7%	8.4%	4.9%	13.5%	8.6%
ROA(%)	2.5%	3.6%	1.9%	6.0%	3.5%
Earnings per share	61.4yens	92.2yens	48.9yens	150.4yens	86.7yens
Capital Expenditure	4.2	13.0	8.5	24.0	16.9
Depreciation	4.4	9.4	9.1	19.5	17.6
R&D Expenditure	5.5	11.3	11.4	22.5	22.4
Loans & Equivalents(*1)	50.0	47.9	69.5	33.1	46.0
Free Cash Flow					
Operating Activities	3.4	12.0	−0.3	51.2	33.0
Investing Activities	−5.4	−12.8	−11.4	−26.0	−21.6
Total	−2.0	−0.8	−11.7	25.2	11.4
Inventories at year-end	88.5	88.8	90.7	73.1	80.1
No. of Employees					
JAPAN	12,230	12,235	12,089	12,037	11,887
Overseas	12,484	12,611	12,176	12,179	11,676
Total(*2)	24,714	24,846	24,265	24,216	23,563
(No of newly consolidated)	(719)	(723)		(720)	
Sales by Business segment					
Musical Instruments	72.6 (57.6%)	149.0 (56.4%)	146.2 (57.6%)	302.0 (55.8%)	292.6 (55.8%)
AV・IT	14.2 (11.3%)	35.5 (13.4%)	38.5 (15.2%)	86.0 (15.9%)	83.7 (16.0%)
Life Related	11.3 (9.0%)	23.0 (8.7%)	23.6 (9.3%)	45.5 (8.4%)	46.0 (8.8%)
Electronic Equipment	16.9 (13.4%)	33.0 (12.5%)	24.9 (9.8%)	61.5 (11.4%)	60.6 (11.5%)
Recreation	4.8 (3.8%)	10.5 (4.0%)	10.3 (4.1%)	21.5 (4.0%)	20.9 (4.0%)
Others	6.3 (5.0%)	13.0 (4.9%)	10.3 (4.1%)	24.5 (4.5%)	20.9 (4.0%)
Operating Income by Business segment					
Musical Instruments	5.5	7.0	6.0	12.0	9.8
AV・IT	0.2	1.5	1.0	3.7	3.2
Life Related	0.4	0.8	0.5	0.8	0.5
Electronic Equipment	6.1	11.5	5.9	17.7	19.3
Recreation	−0.4	−0.4	−0.8	−0.5	−1.1
Others	0.0	0.1	0.5	0.3	0.4

Non Consolidated Basis

	1Q Results FY2004	1H Forecast (Interim period) FY2004	1H Results (Interim period) FY2003	Forecast (Full Year) FY2004	Results (Full Year) FY2003
Net Sales	86.9	174.0	172.0	334.0	334.0
Operating Income	10.1 (11.6%)	15.0 (8.6%)	10.5 (6.2%)	16.5 (4.9%)	21.8 (6.5%)
Recurring Profit	10.7 (12.3%)	15.0 (8.6%)	10.9 (6.4%)	16.0 (4.8%)	22.1 (6.6%)
Net Income	10.8 (12.4%)	14.0 (8.0%)	7.6 (4.5%)	14.0 (4.2%)	7.7 (2.3%)

＊1 Loans & Equivalents＝Loans(Short term , Long term)＋Convertible Bonds－Cash & Bank Deposit

＊2 No. of Employees ＝No. of Full-time Staff at year-end＋Average No. of Temp. Staff

Exhibit 3

04年3月期業績資料（2）

ヤマハ株式会社

	第1Q実績 03年6月期	中間期（今回予想）03年9月期	中間期（当初予想）03年9月期	通期（今回予想）04年3月期	通期（当初予想）04年3月期
売上高	1,261億円	2,640億円	2,690億円	5,410億円	5,470億円
国内売上高	815億円 (64.6%)	1,573億円 (59.6%)	1,585億円 (58.9%)	3,089億円 (57.1%)	3,116億円 (57.0%)
海外売上高	446億円 (35.4%)	1,067億円 (40.4%)	1,105億円 (41.1%)	2,321億円 (42.9%)	2,354億円 (43.0%)
営業利益	118億円 (9.4%)	205億円 (7.8%)	185億円 (6.9%)	340億円 (6.3%)	320億円 (5.9%)
経常利益	134億円 (10.6%)	215億円 (8.1%)	195億円 (7.2%)	370億円 (6.8%)	350億円 (6.4%)
当期利益	126億円 (10.0%)	190億円 (7.2%)	170億円 (6.3%)	310億円 (5.7%)	290億円 (5.3%)
為替レート	119円/US$ 124円/EUR	120円/US$ 125円/EUR	120円/US$ 125円/EUR	120円/US$ 125円/EUR	120円/US$ 125円/EUR
ROE	5.7%	8.4%	7.6%	13.5%	12.7%
ROA	2.5%	3.6%	3.2%	6.0%	5.7%
1株当り利益	61.4円	92.2円	82.5円	150.4円	140.7円
設備投資	42億円	130億円	130億円	240億円	240億円
（減価償却費）	44億円	94億円	94億円	195億円	195億円
研究開発費	55億円	113億円	113億円	225億円	225億円
実質有利子負債(*1)	500億円	479億円	470億円	331億円	351億円
(ﾌﾘｰｷｬｯｼｭﾌﾛｰ)					
営業活動	34億円	120億円	129億円	512億円	492億円
投資活動	▲54億円	▲128億円	▲128億円	▲260億円	▲260億円
ﾌﾘｰｷｬｯｼｭﾌﾛｰ	▲20億円	▲8億円	1億円	252億円	232億円
期末在庫	885億円	888億円	859億円	731億円	731億円
（要員数）					
国内	12,230人	12,235人	12,269人	12,037人	12,019人
海外	12,484人	12,611人	13,507人	12,179人	12,370人
合計(*2)	24,714人	24,846人	25,776人	24,216人	24,389人
（内、新規連結）	(719人)	(723人)	(647人)	(720人)	(645人)
（事業別売上高）					
楽器	726億円 (57.6%)	1,490億円 (56.4%)	1,490億円 (55.4%)	3,020億円 (55.8%)	3,020億円 (55.2%)
AV・IT	142億円 (11.3%)	355億円 (13.4%)	395億円 (14.7%)	860億円 (15.9%)	900億円 (16.5%)
リビング	113億円 (9.0%)	230億円 (8.7%)	240億円 (8.9%)	455億円 (8.4%)	475億円 (8.7%)
電子機器・金属	169億円 (13.4%)	330億円 (12.5%)	330億円 (12.3%)	615億円 (11.4%)	615億円 (11.2%)
レクリェーション	48億円 (3.8%)	105億円 (4.0%)	105億円 (3.9%)	215億円 (4.0%)	215億円 (3.9%)
その他	63億円 (5.0%)	130億円 (4.9%)	130億円 (4.8%)	245億円 (4.5%)	245億円 (4.5%)
（事業別営業利益）					
楽器	55億円	70億円	70億円	120億円	120億円
AV・IT	2億円	15億円	15億円	37億円	37億円
リビング	4億円	8億円	8億円	8億円	8億円
電子機器・金属	61億円	115億円	95億円	177億円	157億円
レクリェーション	▲4億円	▲4億円	▲4億円	▲5億円	▲5億円
その他	0億円	1億円	1億円	3億円	3億円

（単独の状況）					
売上高	869億円	1,740億円	1,740億円	3,340億円	3,380億円
営業利益	101億円 (11.6%)	150億円 (8.6%)	110億円 (6.3%)	165億円 (4.9%)	145億円 (4.3%)
経常利益	107億円 (12.3%)	150億円 (8.6%)	110億円 (6.3%)	160億円 (4.8%)	140億円 (4.1%)
当期利益	108億円 (12.4%)	140億円 (8.0%)	100億円 (5.7%)	140億円 (4.2%)	120億円 (3.6%)

＊1　実質有利子負債＝長短借入金＋転換社債－現預金

＊2　要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

FY2004 Performance Outline (2)

YAMAHA CORPORATION

(billions of yen)

	1Q Results FY2004	1H Forecast *Announced on Aug 8* FY2004	1H Forecast *Announced on May 9* FY2004	Forecast (Full Year) *Announced on Aug 8* FY2004	Forecast (Full Year) *Announced on May 9* FY2004
Net Sales	126.1	264.0	269.0	541.0	547.0
JAPAN Sales	81.5 (64.6%)	157.3 (59.6%)	158.5 (58.9%)	308.9 (57.1%)	311.6 (57.0%)
Overseas Sales	44.6 (35.4%)	106.7 (40.4%)	110.5 (41.1%)	232.1 (42.9%)	235.4 (43.0%)
Operating Income	11.8 (9.4%)	20.5 (7.8%)	18.5 (6.9%)	34.0 (6.3%)	32.0 (5.9%)
Recurring Profit	13.4 (10.6%)	21.5 (8.1%)	19.5 (7.2%)	37.0 (6.8%)	35.0 (6.4%)
Net Income	12.6 (10.0%)	19.0 (7.2%)	17.0 (6.3%)	31.0 (5.7%)	29.0 (5.3%)
Currency Exchange Rate (=yen)	119/US$ 124/EUR	120/US$ 125/EUR	120/US$ 125/EUR	120/US$ 125/EUR	120/US$ 125/EUR
ROE(%)	5.7%	8.4%	7.6%	13.5%	12.7%
ROA(%)	2.5%	3.6%	3.2%	6.0%	5.7%
Earnings per share	61.4yens	92.2yens	82.5yens	150.4yens	140.7yens
Capital Expenditure	4.2	13.0	13.0	24.0	24.0
Depreciation	4.4	9.4	9.4	19.5	19.5
R&D Expenditure	5.5	11.3	11.3	22.5	22.5
Loans & Equivalents(*1)	50.0	47.9	47.0	33.1	35.1
Free Cash Flow					
Operating Activities	3.4	12.0	12.9	51.2	49.2
Investing Activities	-5.4	-12.8	-12.8	-26.0	-26.0
Total	-2.0	-0.8	0.1	25.2	23.2
Inventories at year-end	88.5	88.8	85.9	73.1	73.1
No. of Employees					
JAPAN	12,230	12,235	12,269	12,037	12,019
Overseas	12,484	12,611	13,507	12,179	12,370
Total(*2)	24,714	24,846	25,776	24,216	24,389
(No of newly consolidated)	(719)	(723)	(647)	(720)	(645)
Sales by Business segment					
Musical Instruments	72.6 (57.6%)	149.0 (56.4%)	149.0 (55.4%)	302.0 (55.8%)	302.0 (55.2%)
AV・IT	14.2 (11.3%)	35.5 (13.4%)	39.5 (14.7%)	86.0 (15.9%)	90.0 (16.5%)
Life Related	11.3 (9.0%)	23.0 (8.7%)	24.0 (8.9%)	45.5 (8.4%)	47.5 (8.7%)
Electronic Equipment	16.9 (13.4%)	33.0 (12.5%)	33.0 (12.3%)	61.5 (11.4%)	61.5 (11.2%)
Recreation	4.8 (3.8%)	10.5 (4.0%)	10.5 (3.9%)	21.5 (4.0%)	21.5 (3.9%)
Others	6.3 (5.0%)	13.0 (4.9%)	13.0 (4.8%)	24.5 (4.5%)	24.5 (4.5%)
Operating Income by Business segment					
Musical Instruments	5.5	7.0	7.0	12.0	12.0
AV・IT	0.2	1.5	1.5	3.7	3.7
Life Related	0.4	0.8	0.8	0.8	0.8
Electronic Equipment	6.1	11.5	9.5	17.7	15.7
Recreation	-0.4	-0.4	-0.4	-0.5	-0.5
Others	0.0	0.1	0.1	0.3	0.3

Non Consolidated Basis

	1Q Results FY2004	1H Forecast (Aug 8) FY2004	1H Forecast (May 9) FY2004	Forecast (Full Year) (Aug 8) FY2004	Forecast (Full Year) (May 9) FY2004
Net Sales	86.9	174.0	174.0	334.0	338.0
Operating Income	10.1 (11.6%)	15.0 (8.6%)	11.0 (6.3%)	16.5 (4.9%)	14.5 (4.3%)
Recurring Profit	10.7 (12.3%)	15.0 (8.6%)	11.0 (6.3%)	16.0 (4.8%)	14.0 (4.1%)
Net Income	10.8 (12.4%)	14.0 (8.0%)	10.0 (5.7%)	14.0 (4.2%)	12.0 (3.6%)

＊1 Loans & Equivalents＝Loans(Short term , Long term)＋Convertible Bonds－Cash & Bank Deposit

＊2 No. of Employees ＝No. of Full-time Staff at year-end＋Average No. of Temp. Staff

Exhibit 4

2004年3月期
第1四半期説明会

2003. 8. 8

ヤマハ株式会社

１Q決算の概要

■売上高は、対当初予想減収、対前年同期増収
AVが北米を中心に対当初予想を下回った
一方、半導体はほぼ計画どおり

■営業利益は半導体の寄与により、当初予想に対し
若干の増益

■事前のユーロ売り予約によるヘッジ実施により、
１Qでのユーロ高に伴う為替益は、ほぼゼロ

■１Q末在庫は、当初予想に対し増加
楽器、AV、半導体の在庫増が主因

04/3期1Q業績概要

➢ 当初予想に対し減収増益

（億円）

	1Q実績	対 当初予想	対前年
売　上　高	1,261		
営業利益 （営業利益率）	118 (9.4 %)		
経常利益 （経常利益率）	134 (10.6 %)		
当期利益 （当期利益率）	126 (10.0 %)		

為替レート		1Q	当初予想	前年
売上高	US$	118	120	127
	EUR	135	125	117
利益	US$	119	120	126
	EUR	124	125	114

04/3期1Q事業別売上高

➢1Qは、景気低迷、SARS影響により、売上は総じて目標を下回る

（億円）

	1Q 実績	対当初予想		対前年	
		為替影響	実質＋/▲	為替影響	実質＋/▲
楽器	726	+7	↘	+2	↘
AV・IT	142	+3	↘	+3	↘
リビング	113		↘		→
電子機器・金属	169		→		↗
レクリエーション	48		→		↗
その他	63		↗		↗
計	1,261	+10	↘	+5	↗

＊実質＋/▲は為替影響を除いた対当初予想及び対前年の増減

04/3期1Q事業別営業利益

➢ 1Q利益は概ね当初予想に対し増益

（億円）

	1Q 実績	対当初予想		対前年	
		為替影響	実質＋/▲	為替影響	実質＋/▲
楽器	55		→	+4	↘
AV・IT	2	▲1	→	+4	→
リビング	4		→		→
電子機器・金属	61		↗		↗
レクリエーション	▲4		→		↗
その他	0		→		→
計	118	▲1	↗	+8	↗

＊実質＋/▲は為替影響を除いた対当初予想及び対前年の増減

2-4Q期の事業環境

■全体	・世界景気は不透明感継続、SARS不安後退
■楽器	・消費市場としての中国のプレゼンス拡大 アコースティック分野での中国製品の台頭
■AV・IT	・ホームシアター市場の構造変化と競争激化 ・デジタル化、ネットワーク化の進行
■リビング	・新築住宅着工数減少継続 ・業界は、リフォーム需要に向けた動き活発化
■半導体	・携帯電話での和音（複音）機能搭載が欧米で増加の動き
■電子金属	・半導体、電子部品用材料市場は引き続き堅調
■レクリエーション	・国内景気の低迷継続とライフサイクルの変化

04/3期 業績予想

➢ 2-4Q為替レートは、当初どおりのUS$=120円、EUR=125円を前提

（億円）

	中間期			通期		
	04/3（当初予想）	04/3（今回予想）	03/3（前年実績）	04/3（当初予想）	04/3（今回予想）	03/3（前年実績）
売上高	2,690	2,640	2,537	5,470	5,410	5,247
営業利益	185 (6.9%)	205 (7.8%)	131 (5.2%)	320 (5.9%)	340 (6.3%)	320 (6.1%)
経常利益	195 (7.2%)	215 (8.1%)	142 (5.6%)	350 (6.4%)	370 (6.8%)	338 (6.4%)
当期利益	170 (6.3%)	190 (7.2%)	100 (4.0%)	290 (3.5%)	310 (5.7%)	179 (3.4%)

為替レート		04/3（当初予想）	04/3（今回予想）	03/3（前年実績）	04/3（当初予想）	04/3（今回予想）	03/3（前年実績）
売上高	US$	120	119	123	120	120	122
	EUR	125	130	117	125	127	121
利益	US$	120	120	122	120	120	122
	EUR	125	125	115	125	125	116

楽 器 事 業

■1Qの状況

- アメリカ市場は、期初での流通在庫調整に伴う売上減が響き、当初予想、前年比とも減収
- SARS禍による、中国、台湾、シンガーポールでの販売低迷と中国市場政策の遅れ
- 1Q末在庫は管楽器、ギターを中心に当初予想に対し増加
- コンテンツは国内競争激化、海外は徐々に拡大の兆し

■2−4Qの重点施策

- 在庫調整が一巡したアメリカ市場での拡売
- 欧州市場での安定成長継続とSARS鎮静化後のアジア市場での挽回
- 国内は成人需要開拓と業務効率化による収益力改善
- 中国市場での基盤構築


売 上 高
(億円)
1,462
1,464
1,490
1,530
726
(1Q)
03/3
(1H)
03/3
(2H)
04/3
(1H)
04/3
(2H)
(予 想)


営 業 利 益
(億円)
60
38
70
50
55
(1Q)
03/3
(1H)
03/3
(2H)
04/3
(1H)
04/3
(2H)
(予 想)

日本市場の楽器販売状況

1Qでは、エレクトーンが前年同期を大幅にショートした以外、
その他の商品はほぼ前年並み。通期では、前年並み売上が目標。



（億円）
1Q実績のうち、02/3及び03/3は社内管理ベース数値
（ ）内は前年同期比
1500
1000
500
0
408
199
403
(99%)
190
(95%)
385
(96%)
176
1,428
592
1,394
(98%)
559
(94%)
1,375
(99%)
549
音楽教室他
ヤマハ楽器
02/3
03/3
04/3
02/3
03/3
04/3
(予想)
1Q 実績
通期 ベース

アメリカ市場の楽器販売状況

流通在庫調整に伴い、4～5月は計画割れが続いたが、6～7月と2ヶ月連続で計画を上回っており、第2四半期以降で挽回予定。通期では、前期比105%を目指す。



( )内は前年同期比
卸金額
(百万＄)
600
500
400
300
200
100
0
93
103
(110%)
99
(97%)
470
501
(107%)
524
(105%)
02/3
03/3
04/3
02/3
03/3
04/3
(予想)
1Q 実績
通期 ベース

ドイツ市場の楽器販売状況

ドイツ市場は依然スローだが、6月は計画を上回っている。
電子楽器、ピアノとも堅調。今後専任組織化も含め、第1四半期での
PAの落ち込みをカバーする予定。



卸金額
(百万EURO)
( )内は前年同期比
250
200
150
100
50
0
45
45
(100%)
43
(97%)
190
194
(102%)
198
(102%)
02/3
03/3
04/3
02/3
03/3
04/3
(予想)
1Q実績
通期ベース

英国市場の楽器販売状況

第1四半期で対前年107%と好調な販売を維持している。特に
アコースティック楽器(ピアノ・管)が好調。今後も引き続き好調を維持し、
前年比5%増を目指す。



卸金額
(百万£)
( )内は前年同期比
70
60
50
40
30
20
10
0
11
11
(102%)
12
(107%)
60
63
(105%)
66
(105%)
02/3
03/3
04/3
02/3
03/3
04/3
(予想)
1Q実績
通期ベース

着メロ事業の進捗状況

■国内

概況:

・市場は飽和状態。その中で新興勢力台頭し競争激化

・会員数確保のためのTV-CMを7～8月で放映
8月末で、約30万人の入会者増の見込み

■海外

状況:

・和音端末の普及に合わせたモバイルコンテンツ市場は立ち上がりつつあるが、売上規模は未だ大きくない

・当初、欧州よりも導入が遅れると見られていた米国でVerizonの「get it NOW」対応端末(Motolora:T720)が既に320万台普及し、コンテンツビジネスが急拡大

最近の展開状況

・アメリカ 「Yamaha Ringtones」 1.Verizon Wireless社 5/20～
2.AT&T Wireless社 7/21～

・スペイン「Yamaha Supertonos」 Telefónica Móiles España社 6/下～

・中国 「鈴@YAMAHA」 中国聯合通信有限公司 7/1～

既展開国と通信業者

中国:e-Dongcity, CMCC	台湾:TCC, KGT, TAT, CHT	
香港:Hutchison	スペイン:Telefonica	ドイツ:E-Plus
オランダ:KPN	ベルギー:BASE	



着メロ会員数
(万人)
海外
国内
お試し会員
国内
正規会員
5
160
10
20
305
14
60
310
20
130
355
01/3
02/3
03/3
04/3
(予想)

AV･IT事業

■1Qの状況

- ･競争激化と市場変化対応遅れにより欧米市場で計画未達
- ･SARS影響により中国販売不振
- ･1Q末在庫は当初予想に対し大幅増

■2−4Qの重点施策

- ･新商品の確実な市場導入による売上の確保
  - 中高級AVアンプ･レシーバーでのシェア奪回
  - 低価格ホームシアターシステム商品の市場投入による増売
  - 映像、ネットワーク関連新商品での売上確保
- ･SARS影響により遅れた中国販売網の早期構築



売上高
(億円)
385
(350)
452
(414)
CDR
355
142
(1Q)
505
03/3の( )内は
CDRを除いた数値
03/3
(1H)
03/3
(2H)
04/3
(1H)
04/3
(2H)
(予 想)



営業利益
(億円)
10
22
15
2
(1Q)
22
03/3
(1H)
03/3
(2H)
04/3
(1H)
04/3
(2H)
(予 想)

半導体事業

■1Qの状況

・韓国、中国ハンドセットメーカーでの在庫調整に伴い、携帯電話用音源チップの出荷は伸び悩み
・手持ち在庫増加

■2−4Qの重点施策

・携帯電話用音源チップビジネスでの優位性確保
　在庫調整一巡後のアジア市場での増売
　市場が拡大する欧米での拡売
・携帯電話用音源チップ以外の半導体ビジネス拡大
・新規分野商品の開発



売上高
(億円)
168
292
260
134
(1Q)
228
03/3
(1H)
03/3
(2H)
04/3
(1H)
04/3
(2H)
(予 想)

電子金属事業

■1Qの状況

・インバー材生産は予定通り7月で終了
・銅系リードフレーム材は実需に加え、SARS影響による材料確保の動きもあり順調に推移
・携帯電話用材料も予定通りに推移

■2−4Qの重点施策

・銅系を中心とするリードフレーム材のシェア拡大と加工品ビジネス強化
・インバー終了後の生産設備の転用検討



売上高
（億円）
( ) 内はインバーを
除いた売上高
80
(61)
インバー
65
(53)
70
(63)
36
(1Q)
57
(57)
03/3
(1H)
03/3
(2H)
04/3
(1H)
04/3
(2H)
（予　想）

リビング事業

■1Qの状況

・新築持家着工数は減少継続に伴い、売上は卸ルートを中心に低迷
・エア・ウォーター・リビング社との提携効果は今のところ小さいものの、徐々に成果が出始めてきている

■2-4Qの重点施策

・製造コストダウンを中心とした固定費圧縮による損益分岐点引き下げ
・エア・ウォーター・リビング社との提携効果拡大と商品開発力強化
・今後拡大が見込まれるリフォーム市場対応強化



売上高
(億円)
他
キッチン
浴室
236
27
89
120
224
24
93
107
230
22
88
120
113
(1Q)
225
24
92
109
03/3
(1H)
03/3
(2H)
04/3
(1H)
04/3
(2H)
(予 想)
営業利益
(億円)
5
0
8
4
(1Q)
0
03/3
(1H)
03/3
(2H)
04/3
(1H)
04/3
(2H)
(予 想)

レクリエーション事業

■1Qの状況

・一部施設を除き、営業努力奏効し、集客増加
・寸座ビラは予定通り6月末で営業終了

■2−4Qの重点施策

・年間集客数200万人確保
・営業効率の向上と固定費圧縮による損益分岐点引き下げ
・施設ごとの収益性を継続的にモニター



売上高
(億円)
103
106
105
110
48
(1Q)
03/3
(1H)
03/3
(2H)
04/3
(1H)
04/3
(2H)
(予想)
営業利益
(億円)
▲8
▲3
▲5
(1Q)
▲4
▲1

その他事業

■1Qの状況

・携帯電話用Mg部品は、フル生産継続
・自動車用内装部品は競争激化により収益性低下

■2−4Qの重点施策

・携帯電話用Mg部品の収益力強化
・自動車用内装部品コストダウンと新規顧客の拡大
・安定収益確保のためのゴルフ事業のビジネスモデル確立



売上高
(億円)
自動車部品
ゴルフ
YFT他
103
47
9
47
106
43
15
48
130
49
11
70
63
(1Q)
115
42
12
61
03/3 (1H)
03/3 (2H)
04/3 (1H)
04/3 (2H)
(予想)
営業利益
(億円)
5
▲1
0
(1Q)
1
2
03/3 (1H)
03/3 (2H)
04/3 (1H)
04/3 (2H)
(予想)

棚卸資産

➢ 1Q末在庫は当初予想に対し増加



(億円)
中間期末
期末
仕掛品/材料
他 製品
AV・IT
楽 器
885
276
63
95
451
03/6 (1Q)
907
268
48
125
466
02/9
859
287
45
95
432
03/9 (当初予想)
888
272
67
104
445
03/9 (今回予想)
801
248
61
84
408
03/3
731
256
44
66
365
04/3 (当初予想)
731
243
46
69
373
04/3 (今回予想)

実質有利子負債

➢ 2-4Qでリゾート預託金償還約100億円発生とCBの償還



フリーキャッシュフロー
(億円)
▲145
186
114
▲20
(1Q)
272
(2-4Q)
転換社債
長短借入金
- 現預金
704
243
461
551
243
308
460
243
217
500
243
257
331
01/3
02/3
03/3
03/6
04/3
(予想)

＊上記の他に

リゾート預託金残高	403	381	368	365	263

予想貸借対照表

（億円）

	02/9末	03/3末	03/6末	03/9末	04/3末
現預金	403	445	332	401	428
売上債権	814	791	819	898	775
棚卸資産	907	801	885	888	731
他流動資産	153	174	148	152	152
固定資産	2,961	2,916	2,943	2,976	3,048
資産計	5,238	5,127	5,127	5,315	5,134
仕入債務	425	395	440	467	400
借入金	855	661	589	637	759
転換社債	243	243	243	243	0
他負債	1,655	1,683	1,554	1,605	1,541
資本計	2,060	2,145	2,301	2,363	2,434
負債・資本計	5,238	5,127	5,127	5,315	5,134

＊他負債に少数株主持分を含む

付属資料

国内ピアノ市場の動向

◆国内ピアノ出荷

Source: 静岡県楽器製造協会・楽器月報

( )内は前年同期比

◆内、ヤマハ

新商品効果もあり、ヤマハシェアは拡大



(95%)
(100%)
(90%)
(98%)
(104%)
02/3
03/3
04/3
1Q
2Q
3Q
4Q
(97%)
(104%)
(91%)
(101%)
(111%)
1Q
2Q
3Q
4Q

アメリカ楽器市場の動向

◆楽器全体市場（小売）

Source: Music Trade


( )内は前年同期比
02/3
03/3
(101%)
(100%)
(103%)
(96%)
1Q
2Q
3Q
4Q

◆ヤマハ（卸売）


(110%)
(110%)
(93%)
(116%)
1Q
2Q
3Q
4Q

アメリカ ホームシアター台数市場規模

年次累計 (CEA)



千セット
Stand-alone + HTiB
Stand-alone
HTiB
2,640
1,654
986
4,446
2,795
1,651
'98/1
4
7
10
'99/1
00/1
'01/1
'02/1
'03/1



卸金額
（百万＄）
出典：CEA
04/3予想については当社推定
209
158
(76%)
1,410
354
562
494
1,350
(96%)
400
505
445
DVD内蔵
HTiB
AVレシーバー
02/4～5
03/4～5
03/3
04/3
（予想）

ドイツ

出典：GfK
04/3予想については当社推定



小売金額
（百万EURO）
36.4
47.5
(130%)
353
206
147
470
(133%)
330
140
HTシステム
AVレシーバー
02/4～5
03/4～5
03/3
04/3
（予想）

日本

出典：JEITA
04/3予想については当社推定



卸金額
（百億円）
57
30
27
50
(88%)
29
21
210
143
67
230
(110%)
170
60
HTシステム
AVレシーバー
03/3 1Q
04/3 1Q
03/3
04/3
（予想）

世界の携帯電話端末市場動向

■02年の概況

・年間販売4億台強で再度成長基調に乗り始める

・カメラ機能搭載による買い替えが促進中

・韓国サムスンが輸出を含めて急進

・中国市場が著しく伸長
　所有台数2億台突破
　特にローカルメーカーのシェアが拡大

・欧米ではカラー化やIP接続機能の普及に伴って和音音源搭載率が増加傾向

■03年の状況

・1−3月の携帯販売は対前年同期比18%増

・4−6月は、アジア市場がSARSの影響などで受注鈍化、在庫調整の動きあったが、7月以降は持ち直し傾向


(億台)
5
4
3
2
1
0
99
00
01
02
03
(予想)

Source:「日経マーケット・アクセス」

携帯保有（販売）台数と音源チップビジネスの状況

	携帯保有台数	年間販売台数	携帯音源チップ市場動向
日本	7000万台	4000万台	・所有は飽和状態、カメラ機能付きへの買い替え旺盛 ・殆どの携帯電話は32和音以上、今年は64和音への置き換え進行
韓国	3000万台	1500万台	・所有は飽和状態 ・サムスンへの輸出拡大 ・今年は64和音への置き換え進行
中国	2億台	1億台	・ローカルメーカーが急進、5割を超える ・単音から和音への動き急速
欧米	5億台	2億台	・携帯電話は高機能化による買い替え進行 ・和音化の動き始まる

当社音源チップ事業の強み

■日本市場に於けるSMAFソリューション提案への評価

・音源、配信フォーマット(SMAF)、オーサリングツール、コンテンツのパッケージ化が主要キャリアやメーカー採用に結びつく

■FM音源が高評価

・FM音源の持つ高音域特性の良さや高い音色合成の自由度が品質的に高評価を得ている

■日本での成功事例が韓国で評価

・現地端末メーカーが輸出モデルに採用したことで世界躍進への可能性高める

■台湾、中国での他社に先行したプロモーション

■今後、欧州、米国での提案

新音源チップ　MA-5の概要

■ 最大同時発音数　64音

FM音源32音　＋　Wave Table32音

■ 今後のコンテンツの多様化に応えるための音色バラエティーの拡大

（例）ゲームコンテンツに対応したヒューマノイドボイス

（簡単な言葉を発声）

■ 既存顧客に現行MA-3（40和音音源チップ）からの置き換え働きかけ中

＜音源チップ＞

MA1	（4和音）	99年9月発売
MA2	（16和音）	00年6月発売
MA3	（40和音）	01年12月発売
MA5	（64和音）	03年3月発売

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Analyst and Investor Briefing

on the First Quarter of the Fiscal Year Ended March 31, 2004

(April 1, 2003, to June 30, 2003)

August 8, 2003

YAMAHA CORPORATION

Review of Performance in the First Quarter

- Net sales were below initial projections but above the level recorded in the same period of the previous year. AV product sales were below initial projections, primarily in North America, while semiconductor sales were roughly in line with projections.

- Operating income was somewhat higher than projected, owing to a contribution from semiconductor operations.

- Because of hedging through the prior arrangement of a futures contract for the sale of euros, the Company did not make a gain on the appreciation of the euro during the period.

- At the end of the period, the balance of inventories was higher than projected, principally due to rises in inventories of musical instruments, AV products, and semiconductors.

Performance in the First Quarter

➢ Compared with initial projections sales were lower but profit was higher.

(Billions of Yen)

	1Q	Change from initial projections	Change from same period of previous year
Net Sales	126.1	↘	↗
Operating Income (Operating Income Ratio)	11.8 (9.4 %)	↗	↗
Recurring Profit (Recurring Profit Ratio)	13.4 (10.6 %)	↗	↗
Net Income (Net Income Ratio)	12.6 (10.0 %)	↗	↗

Currency Exchange Rate		1Q	Initial projections	Level in same period of previous year
Net Sales	US$	118	120	127
	EUR	135	125	117
Net Income	US$	119	120	126
	EUR	124	125	114

Sales by Business Segment in the First Quarter

- Slack economic conditions and the impact of SARS kept sales in most segments below the initial targets.

(Billions of Yen)

	1Q	Change from initial projections		Change from same period of previous year	
		Currency Exchange Impact	Actual Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	72.6	0.7		0.2	
AV/IT	14.2	0.3		0.3	
Lifestyle-Related Products	11.3				
Electronic Equipment and Metal Products	16.9				
Recreation	4.8				
Others	6.3				
TOTAL	126.1	1.0		0.5	

*Actual increases and decreases (+/-) represent changes from initial projections and from the same period of the previous year, excluding the effects of currency exchange rate fluctuations.

Operating Income by Business Segment in the First Quarter

➢ Overall operating income was above the initial projection.

(Billions of Yen)

	1Q	Change from initial projections		Change from same period of previous year	
		Currency Exchange Impact	Actual Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	5.5		→	0.4	↘
AV/IT	0.2	(0.1)	→	0.4	→
Lifestyle-Related Products	0.4		→		→
Electronic Equipment and Metal Products	6.1		↗		↗
Recreation	(0.4)		→		↗
Others	0.0		→		→
TOTAL	11.8	(0.1)	↗	0.8	↗

*Actual increases and decreases (+/-) represent changes from initial projections and from the same period of the previous year, excluding the effects of currency exchange rate fluctuations.

Operating Environment in the Second through Fourth Quarter

- **Overall**
  - Trends in the global economy remain difficult to predict, but concerns regarding SARS recede
- **Musical Instruments**
  - Significance of China's consumer market increases, and Chinese products emerge in the acoustic musical instrument field
- **AV/IT**
  - Home theater market undergoes structural changes and an intensification of competition
  - Increase in digital and networking technologies proceeds
- **Lifestyle-Related Products**
  - Number of new housing construction starts in Japan continues to decrease
  - The industry becomes increasingly proactive in shifting attention to renovation-related demand
- **Semiconductors**
  - Number of mobile phones equipped with polyphonic ring melody functions increases in North America and Europe
- **Electronic Metals**
  - Markets for semiconductors and electronic component materials remain firm
- **Recreation**
  - Slackness of economic conditions in Japan continues and lifestyles change

Forecasts of Business Performance in FY2004

- The initial assumptions of US$1=¥120 and EUR1=¥125 have been retained for the second through fourth quarter of FY2004.

(Billions of Yen)

	First half			FY2004		
	FY2004 (Initial Forecasts)	FY2004 (Current Forecasts)	FY2003	FY2004 (Initial Forecasts)	FY2004 (Current Forecasts)	FY2003
Net Sales	269.0	264.0	253.7	547.0	541.0	524.7
Operating Income (Operating Income Ratio)	18.5 (6.9%)	20.5 (7.8%)	13.1 (5.2%)	32.0 (5.9%)	34.0 (6.3%)	32.0 (6.1%)
Recurring Profit (Recurring Profit Ratio)	19.5 (7.2%)	21.5 (8.1%)	14.2 (5.6%)	35.0 (6.4%)	37.0 (6.8%)	33.8 (6.4%)
Net Income (Net Income Ratio)	17.0 (6.3%)	19.0 (7.2%)	10.0 (4.0%)	29.0 (3.5%)	31.0 (5.7%)	17.9 (3.4%)

Currency Exchange Rate		FY2004 Initial Forecasts	FY2004 Current Forecasts	FY2003	FY2004 Initial Forecasts	FY2004 Current Forecasts	FY2003
Net Sales	US$	120	119	123	120	120	122
	EUR	125	130	117	125	127	121
Net Income	US$	120	120	122	120	120	122
	EUR	125	125	115	125	125	116

Musical Instruments

■First Quarter

- In the U.S. market, an adjustment in the distribution of inventories at the start of the period depressed sales, keeping sales below the level of the initial projection as well as the level recorded in the first quarter of the previous fiscal year.
- The SARS epidemic depressed the markets of China, Taiwan, and Singapore and led to a delay in the implementation of new strategies for the Chinese market.
- Inventories at the end of the quarter were above initial projections, particularly for wind instruments and guitars.
- The content business faced intensifying competition in Japan but showed signs of expansion overseas.

■Priority Policies for Second through Fourth Quarter

- Promoting the growth of sales in the U.S. market after having completed a round of inventory adjustments
- Sustaining steady growth of the European market and reviving Asian markets as the effects of the SARS crisis fade
- Developing demand among Japanese adults and enhancing the profitability of domestic operations by boosting operational efficiency
- Building a base for operations in the Chinese market


Sales

(Billions of Yen)


146.2
146.4
149.0
72.6
(1Q)
153.0
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)


Operating Income

(Billions of Yen)


6.0
3.8
7.0
5.5
(1Q)
5.0
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)

Musical Instrument Sales in Japan

In the first quarter of FY2004, Electone® sales were considerably below the level recorded in the first quarter of FY2003, but those of other products were approximately unchanged. For FY2004 as a whole, the Company will strive to maintain sales at about the same level as in FY2003.



(Billions of Yen)
(First quarter sales for FY2002 and FY2003 were calculated using internal administrative figures.)
( )=% of previous years' figure
150
100
50
0
40.8
19.9
40.3
(99%)
19.0
(95%)
38.5
(96%)
17.6
142.8
59.2
139.4
(98%)
55.9
(94%)
137.5
(99%)
54.9
Music schools, etc.
YAMAHA Products
FY2002
FY2003
FY2004
FY2002
FY2003
FY2004 (Projected)
First Quarter
Full Years

Musical Instrument Sales in the U.S.

The adjustment of distribution inventories kept sales below projected levels in April and May, but sales surpassed projections in both June and July. Thus, the recovery in sales is expected to be sustained from the second quarter, and the Company is aiming to increase its sales in FY2004 to a level 5% higher than in FY2003.



600
500
400
300
200
100
0
( )=% of previous years' figure
93
103
(110%)
99
(97%)
470
501
(107%)
524
(105%)
Wholesale Sales Value (Millions of U.S. Dollars)
FY2002
FY2003
FY2004
FY2002
FY2003
FY2004 (Projected)
First Quarter
Full Years

Musical Instrument Sales in Germany

The German market remains sluggish, but June sales were higher than projected. Sales of digital keyboards and pianos are firm. Because of such initiatives as the establishment of a specialized marketing organization, it is expected that the first quarter slump in sales of PA equipment will be offset by the end of the fiscal year.



( )=% of previous years' figure
Wholesale Sales Value (Millions of EURO)
250
200
150
100
50
0
45
45 (100%)
43 (97%)
190
194 (102%)
198 (102%)
FY2002
FY2003
FY2004
FY2002
FY2003
FY2004 (Projected)
First Quarter
Full Years

Musical Instrument Sales in the U.K.

Sales in the first quarter were up 7% from the first quarter of FY2003, and sales have remained strong, particularly those of such acoustic instruments as pianos and wind instruments. The Company will strive to sustain this strength and achieve a 5% year-on-year increase for FY2004 as a whole.



Wholesale Sales Value
(Millions of Pounds)
( )=% of previous years' figure
70
60
50
40
30
20
10
0
11
11
(102%)
12
(107%)
60
63
(105%)
66
(105%)
FY2002
FY2003
FY2004
FY2002
FY2003
FY2004
(Projected)
First Quarter
Full Years

Ringing Melodies Distribution Service Development

■ Current Domestic situation

- The market is saturated and competition is intensifying due to factors including the emergence of new content providers.
- Television commercials aimed at recruiting new members were aired in July and August, and the number of members is expected to increase by approximately 300,000 by the end of August.

■ Current Overseas situation

- Markets for mobile phone content are being created in step with the progressive diffusion of polyphonic mobile phones, but the sales volume in those markets remains small.
- While diffusion of polyphonic mobile phones in U.S. was originally slower than in Europe, there are already 3.2 million phones (Motorola T720) compatible with Verizon's "get it NOW" in the United States, and related content business is rapidly expanding.

Recent developments:

• United States "Yamaha Ringtones"	Verizon Wireless, from May 20
	AT&T Wireless, from July 21
• Spain "Yamaha Supertonos"	Telefónica Móviles España, from late June
• China "Ringtone@ YAMAHA"	China United Telecommunications Corporation from July 1

Countries where development is ongoing and relevant communications companies

China: e-Dongcity, CMCC	Taiwan: TCC, KGT, TAT, CHT	Hong Kong: Hutchison
Spain: Telefonica	Germany:E-Plus	Netherlands: KPN
Belgium: BASE		



(Thousands of People)
Number of ringing melodies distribution service members
50
1,600
100
200
3,050
140
600
3,100
200
1,300
3,550
Overseas regular members
Domestic trial members
Domestic regular members
FY2001
FY2002
FY2003
FY2004
(Projected)

AV/IT

First Quarter

- Sales targets not attained in Europe and North America due to a delay in responding to intensification of competition
- Sales in China weak owing to impact of SARS
- Inventories at the end of first quarter considerably higher than originally projected

Priority Policies for the Second through Fourth Quarter

- Generating sales through the well-planned launch of new products

  Recapturing additional market share in the medium to high grade AV amplifiers and receivers field

  Increasing sales by launching inexpensively priced home theater system products

  Generating sales by launching new products related to video and networks

- Expediting the creation of a marketing network in China, which was delayed due to the impact of SARS



Sales
(Billions of Yen)
(Figures in parentheses exclude CDR sales)
38.5
(35.0)
45.2
(41.4)
CDR
35.5
14.2
(1Q)
50.5
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)



Operating Income
(Billions of Yen)
1.0
2.2
1.5
0.2
(1Q)
2.2
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)

Semiconductors

■ First Quarter

- Inventory adjustments of Korean and Chinese mobile phone manufacturers restrained shipments of sound chips for mobile phones
- Inventory on hand increased

■ Priority Policies for the Second through Fourth Quarter

- Obtaining top position in business related to sound chips for mobile phones
  - Increasing sales in Asia following the round of inventory adjustments
  - Promoting greater sales in the expanding markets of Europe and North America
- Expanding semiconductor businesses other than sound chips for mobile phones
- Developing products in new business fields



Sales
(Billions of Yen)
16.8
29.2
26.0
13.4
(1Q)
22.8
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)

Electronic Metal Products

■ First Quarter

- Invar material production ended in July 2003
- Sales of copper lead-frame materials smooth owing to ongoing demand along with special moves to ensure procurement capabilities to counter the impact of SARS
- Sales of mobile phone materials in line with projections

■ Priority Policies for the Second through Fourth Quarter

- Expanding sales of copper lead-frame materials and strengthening capabilities for other types of processed metal products
- Considering alternative uses for plants idled due to end of invar material production



Sales
(Billions of Yen)
(Figures in parentheses exclude invar sales)
8.0
(6.1)
Invar
6.5
(5.3)
7.0
(6.3)
3.6
(1Q)
5.7
(5.7)
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)

Lifestyle-Related Products

First Quarter

- Continued decline in new housing construction starts weakened sales
- Benefits from operational tie-up with Air Water Living Co., Ltd., still small but began growing

Priority Policies for the Second through Fourth Quarter

- Lowering the breakeven point by reducing fixed costs, particularly through measures involving the reduction of manufacturing costs
- Increasing benefits from operational tie-up with Air Water Living Co., Ltd., and strengthening product development capabilities
- Augmenting response to renovation-related market, which is projected to continue growing



Sales
(Billions of Yen)
Others
System Kitchens
Bathrooms
23.6
2.7
8.9
12.0
22.4
2.4
9.3
10.7
23.0
2.2
8.8
12.0
11.3 (1Q)
22.5
2.4
9.2
10.9
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)



Operating Income
(Billions of Yen)
0.5
0
0.8
0.4 (1Q)
0
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)

Recreation

■ First Quarter

- Marketing efforts bore fruit and number of customers increased at all but a few facilities
- Sunza Villa ceased operation at end of June, as scheduled

■ Priority Policies for the Second through Fourth Quarter

- Attracting 2 million customers annually
- Lowering the breakeven point by boosting operating efficiency and reducing fixed costs
- Continually monitoring the profitability of each individual facility



Sales
(Billions of Yen)
10.3
10.6
10.5
11.0
4.8
(1Q)
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)



Operating Income
(Billions of Yen)
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)
(0.8)
(0.3)
(0.5) (1Q)
(0.4)
(0.1)

Others

■ First Quarter

- Continued full-capacity manufacture of magnesium mobile phone components
- Decrease in profitability of automobile interior components manufacturing business due to intensification of competition

■ Priority Policies for the Second through Fourth Quarter

- Increasing the profitability of magnesium mobile phone component manufacturing business
- Reducing manufacturing costs and expanding the clientele for automobile interior components manufacturing business
- Establishing a business model designed to generate stable profit from golfing goods


Sales
(Billions of Yen)
10.3
10.6
13.0
11.5
Automobile Interior Components
Golf Club
Other Businesses by Yamaha Fine Technologies Co., Ltd.
4.7
0.9
4.7
4.3
1.5
4.8
4.9
1.1
7.0
6.3
(1Q)
4.2
1.2
6.1
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)


Operating Income
(Billions of Yen)
0.5
(0.1)
0
(1Q)
0.1
0.2
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projected)

Inventories

➢In the first quarter, inventories grew to higher levels than initially projected.



(Billions of Yen)
As of the end of first half
As of the end of fiscal year
Goods in Process/ Materials
Others
AV/IT
Musical Instruments
88.5
27.6
6.3
9.5
45.1
90.7
26.8
4.8
12.5
46.6
85.9
28.7
4.5
9.5
43.2
88.8
27.2
6.7
10.4
44.5
80.1
24.8
6.1
8.4
40.8
73.1
25.6
4.4
6.6
36.5
73.1
24.3
4.6
6.9
37.3
As of June 30, 2003 (1Q)
As of September 30, 2002
As of September 30, 2003 (Initial Forecasts)
As of September 30, 2003 (Current Forecasts)
As of March 31, 2003
As of March 31, 2004 (Initial Forecasts)
As of March 31, 2004 (Current Forecasts)

Interest-Bearing Liabilities

➢ In the second through fourth quarter, the Company will return approximately ¥10 billion in resort security deposits as well as redeem an issue of convertible bonds.



(Billions of Yen)
Free Cash Flows
(14.5)
18.6
11.4
(2.0)
(1Q)
27.2
(2-4Q)
Convertible bonds
Long- and short-term borrowings, less cash and deposits
70.4
24.3
46.1
55.1
24.3
30.8
46.0
24.3
21.7
50.0
24.3
25.7
33.1
As of March, 2001
As of March, 2002
As of March, 2003
As of June, 2003
As of March, 2004 (Projected)
Balance of resort security deposits
40.3
38.1
36.8
36.5
26.3

Balance Sheet Summary

(Billions of Yen)

	As of September 30, 2002	As of March 31, 2003	As of June 30, 2003	As of September 30, 2003	As of March 31 2004
Cash and Bank Deposits	40.3	44.5	33.2	40.1	42.8
Accounts and Notes Receivable	81.4	79.1	81.9	89.8	77.5
Inventories	90.7	80.1	88.5	88.8	73.1
Other Current Assets	15.3	17.4	14.8	15.2	15.2
Fixed Assets	296.1	291.6	294.3	297.6	304.8
Total Assets	523.8	512.7	512.7	531.5	513.4
Accounts and Notes Payable	42.5	39.5	44.0	46.7	40.0
Short and Long Term Loans	85.5	66.1	58.9	63.7	75.9
Convertible Bonds	24.3	24.3	24.3	24.3	0.0
Other Liabilities*	165.5	168.3	155.4	160.5	154.1
Total Liabilities	206.0	214.5	230.1	236.3	243.4
Total Liabilities and Shareholders' Equity	523.8	512.7	512.7	531.5	513.4

*Other liabilities include minority interests in equity of subsidiaries

Appendix

Trends in the Domestic Piano Market

◆Shipments of Pianos in Japan

Source: *Musical Instrument Monthly*, Shizuoka Prefecture Musical Instrument Manufacturing Association

*( )=% of previous years' figure



FY2002
FY2003
FY2004
(95%)
(100%)
(90%)
(98%)
(104%)
1Q
2Q
3Q
4Q

◆Yamaha's Shipments of Pianos in Japan

Yamaha's market share increases due to the introduction of new products



(97%)
(104%)
(91%)
(101%)
(111%)
1Q
2Q
3Q
4Q

Trends in the U.S. Musical Instrument Market


◆ Overall Musical Instrument Market (retail sales)
Source: Music Trade
*( )=% of previous years' figure
(101%)
(100%)
(103%)
(96%)
FY2002
FY2003
1Q
2Q
3Q
4Q
◆Yamaha (wholesale sales)
(110%)
(110%)
(93%)
(116%)
1Q
2Q
3Q
4Q

Home Theater Market Scale in the U.S.

Trends in the Number of Annual Shipments (CEA)


Thousand Units
4,446
Stand-alone + HTiB
2,640
2,795
Stand-alone
1,654
1,651
986
HTiB
'98/1
4
7
10
'99/1
4
7
10
'00/1
4
7
10
'01/1
4
7
10
'02/1
4
7
10
'03/1
4


Wholesale Sales Value
(Millions of Dollars)
Source: Consumer Electronics Association (CEA)
(Projections for FY2004 made by Yamaha)
209
158
(76%)
1,410
354
562
494
1,350
(96%)
400
505
445
Products with built-in DVD players
HTiB
AV Receivers
April to May, 2002
April to May, 2003
FY2003
FY2004 (Projected)

Germany

Source: GfK AG
(Projections for FY2004 made by Yamaha)



Retail Sales Value
(Millions of EURO)
36.4
47.5
(130%)
353
206
147
470
(133%)
330
140
Home Theater Systems
AV Receivers
April to May, 2002
April to May, 2003
FY2003
FY2004 (Projected)

Japan

Source: Japan Electronics and Information Technology Industries Association(JAITA)
(Projections for FY2004 made by Yamaha)



Wholesale Sales Value
(Billions of Yen)
5.7
3.0
2.7
5.0
(88%)
2.9
2.1
21.0
14.3
6.7
23.0
(110%)
17.0
6.0
Home Theater Systems
AV Receivers
April to June, 2002
April to June, 2003
FY2003
FY2004 (Projected)

Trends in the Global Market for Mobile Phones

■ Situation in 2002

- Sales begin rising again and annual sales exceed 400 million
- Models with camera functions stimulate replacement demand
- Korea-based Samsung rapidly increases is domestic and export sales
- Chinese market expands rapidly
  - Number of units in use surpasses 200 million
  - Market shares of local manufacturers increase
- Share of mobile phones with polyphonic sound capability in Europe and North America trends upward along with the diffusion of models with color display screens and IP connection functions

■ Situation in 2003

- Mobile phone sales in January through March of 2003 up 18% compared with the same period in 2002
- Although impact of SARS and other factors restrain Asian orders for mobile phones during April to June, necessitating inventory adjustments, sales begin recovering from July



(Millions Units)
500
400
300
200
100
0
99
00
01
02
03
(Projected)

Source: Nikkei Market Access

Mobile Phone Sales Volume and Sound Chip Business Conditions

	Mobile Phones In Use (million units)	Annual Sales of Mobile Phones (million units)	Trends in Sound Chip Markets
Japan	70	40	• Mobile phone market saturated but introduction of camera functions stimulating strong replacement demand • Most mobile phones feature 32-note polyphony or greater, and progressive replacement with 64-note polyphony models during 2003
Korea	30	15	• Mobile phone market saturated • Samsung expanding its exports • Progressive replacement with 64-note polyphony models during 2003
China	200	100	• Local makers rapidly expanding and have won more than 50% of market • Rapid moves to shift from single tone to polyphony
Europe /US	500	200	• Mobile phones with additional functions progressively promoting replacement purchases • Start of shift to polyphonic functions

YAMAHA's Strengths in the Sound Chip Business

- Recognition in the Japanese market of the benefits of YAMAHA's Synthetic music Mobile Application Format (SMAF) solutions proposals
  - The provision of sound generation, data format (SMAF), authoring tools, and content in a single package has led major carriers and handset makers to adopt SMAF solutions.
- High-value FM (Frequency Modulation) sound generator
  - The quality of FM sound generators has been highly evaluated due to their wide variety of voices and high frequency wave in sound.
- Success stories in Japan have been appreciated in Korea
  - Use in export models of local handset makers is increasing likelihood of a worldwide surge in usage.
- YAMAHA sound chips promoted in Taiwan and China in advance of other companies' products
- Current and future proposals for use in Europe and the United States

Overview of the New MA-5 Sound Chip

- Maximum number of polyphony notes: 64

  FM sound source: 32 notes + Wave Table Sound Source: 32 notes

- Expanding variety of voices enabling response to future diversification of contents

  (Example: humanoid voices capable of pronouncing simple words that meet the needs of game content)

- Moves among existing customers to upgrade from the current MA-3 model (40-note polyphony sound chip)

<History of Sound Chips>

MA1	(4-note polyphony)	launched September 1999
MA2	(16-note polyphony)	launched June 2000
MA3	(40-note polyphony)	launched December 2001
MA5	(64-note polyphony)	launched March 2003

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.